Clearwater Investment Trust

30 East 7th Street, Suite 2000

St. Paul, Minnesota 55101-4930

April 30, 2013

VIA EDGAR

Jim O’Connor, Esq.

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Re:	Clearwater Investment Trust (“Trust”) Securities Act File No. 33-12289 Investment Company Act File No. 811-05038

Dear Mr. O’Connor:

We wish to respond by this letter to comments of the U.S. Securities and Exchange Commission (“SEC”) Staff on the Post-Effective Amendment No. 37 filed by the Trust on February 28, 2013 (“PEA 37”). The SEC Staff’s comments were conveyed from you to Audrey Wagner of Dechert LLP on April 11, 2013. A summary of the SEC Staff’s comments, followed by the response of the Trust, is set forth below:

1.	Summary Prospectus—All Funds
a.	Comment: Please define the term “equity securities.” What types of securities are referred to? See Item 4(a) of Form N-1A.

Response:   The equity securities the Core Equity Fund primarily invests in are common and preferred stocks. We have changed the disclosure to reflect this additional information. We decline to make a change to the Small Companies Fund and International Fund Summary Prospectus disclosure as the types of equity securities in which these two Funds primarily invest are already listed.

b.	Comment: We suggest that the disclosure about the management would be clearer if it were provided in a chart.

Response:   We have arranged information regarding the Funds’ adviser, subadvisers and portfolio managers in chart format.

c.	Comment: Effective January 1, 2013, the “Health Care and Education Reconciliation Act of 2010” (Pub. L. No. 111-152, 124 Stat. 1029 (2010)) a new 3.8% Medicare surtax (“3.8% tax”) is levied on the lesser of net investment income or the excess of modified adjusted gross income above $200,000 for individuals, $250,000 for couples filing jointly, and $125,000 for spouses filing separately. The 3.8% surtax should be included in determining the highest individual marginal federal income tax rate used to calculate after-tax return required by Instructions 4 to both Item 26(b)(2) and (3) of Form N-1A. Since investors that are subject to the highest marginal rate on taxable income (currently 39.6%) are also subject to the 3.8% tax, we believe that registrants should include the 3.8% tax in after-tax return calculations (e.g., use 43.4% as the highest individual marginal federal income tax rate on ordinary income). Similarly, we believe that registrants should include the 3.8% tax in calculating the tax on qualified dividend income and long-term capital gains or any tax benefit resulting from capital losses required by Instruction 7 to Item 26(b)(3) (i.e., use 23.8% as the highest individual federal long-term capital gains tax rate, which is the sum of the 3.8% tax and the 20% maximum long-term capital gains tax rate).
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Clearwater Investment Trust

30 East 7th Street, Suite 2000

St. Paul, Minnesota 55101-4930

Response:   We decline to make a change. All average annual total return information is for periods ended December 31, 2012, before the effectiveness of the new tax law.

d.	Comment: Please revise the highlighted disclosure to include the following information: the bar chart “provides some indication of the risks of investing in the Fund by showing changes in the Fund’s performance from year to year” and that the table “shows how the Fund’s average annual returns for 1, 5, and 10 years compare with those of a broad measure of market performance.” See Item 4(b)(2) of Form N-1 A.

Response:   We decline to make a change. Form N-1A, Item 4(b)(2)(i) requires that a Fund “provide a brief explanation of how the information illustrates the variability of the Fund’s returns (e.g., by stating that the information provides some indication of the risks of investing in the Fund by showing changes in the Fund’s performance from year to year and by showing how the Fund’s average annual returns for 1, 5, and 10 years compare with those of a broad measure of market performance).” We do not read this item to require the inclusion of these exact phrases.

e.	Comment: If applicable, include a statement explaining that updated performance information is available and providing a Web site address and/or toll-free (or collect) telephone number where the updated information may be obtained. See Item 4(b)(2) of Form N-1A.

Response:    We decline to make a change. Per Item 4(b)(2)(ii) of Form N-1A, a Fund is required to show Total Return for the last 10 calendar years (or the life of the Fund if less than 10 years). Accordingly, the chart is accurately reflected. Furthermore, as these Funds have a fiscal year end of 12/31, year-to-date return information as of the most recent quarter is not required. The Funds do not currently have a website.

f.	Comment: If the fund may be sold through insured depository institutions, please add the disclosure required by Item 4(b)(1) (iii) of Forms N-1A.

Response:   The Funds are not sold through insured depository institutions.

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Clearwater Investment Trust

30 East 7th Street, Suite 2000

St. Paul, Minnesota 55101-4930

g.	Comment: Where appropriate please define the term ‘‘investment-related services” and disclose specifically all of the services included in the term.

Response:   We have changed the disclosure to read: “FCI provides the Fund with the following investment-related services: investment strategy advice, manager recommendations and related duties as requested by the Fund’s adviser.”

2.	Summary Prospectus—Core Equity Fund
a.	Comment: Please explain to us how the term “core” in the fund’s name is appropriate given the fund’s strategy of investing “across all capitalization ranges.” This strategy appears to be inconsistent with the strategy of “core” generally. For example: A “core” mutual fund is a fund that is devoted to providing very safe stock investments for investors. These funds are designed to profit primarily from dependable dividends from organizations that have a long history and are stable enough to avoid any major changes in the future. They are called core funds because they represent a good base for an investor portfolio, a safety zone that is always dependable no matter what stocks are bought and sold on the periphery of the portfolio. “Core” funds represent large-cap companies. These are corporations that represent the greatest net worth on the stock market and can be depended on for returns in the coming years.

Response:   The term “core” is appropriate in the Core Equity Fund’s name as the Fund is intended to have the risk and return characteristics approximately of a fund holding high quality company stocks without filtering for market capitalization or investment style (growth or value).

b.	Comment: With regard to the market risk disclosure, there has been no mention of the Core Equity Fund investing in “fixed income securities.” Please explain.

Response:   We have revised the market risk disclosure to remove the reference to the risk of prices of fixed income securities fluctuating as fixed income investing is not a principal investment strategy of the Core Equity Fund.

c.	Comment: Please disclose how the fund will avoid realizing taxable gains.

Response:   We have revised the disclosure to include the following: “In the tax loss-harvesting process, securities are sold primarily for their ability to reduce the tax impact of other securities being sold at a gain in the portfolio, or outside of the portfolio. Realized losses can often be used to offset gains from a variety of other sources or gains from other investment subadvisers, rebalancing decisions or subadviser changes, as applicable.”

d.	Comment: If convertibles are included with equity securities, confirm that only those that are in the money and immediately convertible to equity are counted towards the 80% bucket.
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Clearwater Investment Trust

30 East 7th Street, Suite 2000

St. Paul, Minnesota 55101-4930

Response:   We confirm that only convertible equity securities that are in the money and immediately convertible are counted toward the Core Equity Fund’s 80% policy.

e.	Comment: Will the fund concentrate investments within the meaning of Section 8(b)(1) of the ICA?

Response:   The Core Equity Fund is subject to a fundamental investment restriction that prevents it from investing more than 25% of its net assets in securities of issuers in a particular industry or group of industries except that this limitation does not apply to (i) obligations of the U.S. Government or any of its agencies or instrumentalities (i.e., U.S. Government securities), or (ii) to the extent that the investment manager or subadviser determines that investment without regard to the stated limits is necessary in order for the applicable portion of the Fund to pursue its policy of tracking the Russell 1000 Index or any substitute index.

f.	Comment: Please revise the disclosure to indicate whether the fund has, in fact, had higher levels of turnover and costs than similar-sized funds employing the same investment strategy, but that do not use a multi-manager strategy.

Response:   We have revised the disclosure to read as follows: “As a general proposition, pursuing a multi-manager approach increases the Fund’s portfolio turnover rate over the portfolio turnover rate of a single manager fund which may result in higher levels of realized capital gains or losses with respect to the Fund’s portfolio securities, higher brokerage commissions and other transactions costs.”

3.	Summary Prospectus—Small Companies Fund
a.	Comment: Convertible securities are not a true hedge, particularly because the closer they are to being in the money the more equity-like they become. The fund’s use of convertibles needs a better explanation. Is it to reduce correlation or to provide fixed income exposure?

Response:    The Small Companies Fund does not invest in convertible securities to provide fixed income exposure. We have revised the disclosure to read as follows: “The Fund may also invest in a type of equity security called a convertible security to reduce volatility or correlation risk in the portfolio.”

b.	Comment: Disclose what is meant by micro-cap companies. Not previously discussed.

Response:   We have changed the disclosure to refer to micro-sized companies.

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Clearwater Investment Trust

30 East 7th Street, Suite 2000

St. Paul, Minnesota 55101-4930

4.	Summary Prospectus—Tax-Exempt Bond Fund
a.	Comment: Describe below the risks of the alternative minimum tax.

Response:   We have provided the following disclosure from the Statement of Additional Information in the “Tax Information” section of the Tax-Exempt Bond Fund’s Summary Prospectus: “Because liability for the alternative minimum tax depends upon the regular tax liability and tax preference items of a specific taxpayer, the extent, if any, to which any tax preference items resulting from investment in Fund will be subject to the tax will depend upon each shareholder’s individual situation. For shareholders with substantial tax preferences, the alternative minimum tax could reduce the after-tax economic benefits of an investment in Fund.”

b.	Comment: Such “revenue bonds” create special risks that must be adequately disclosed.

Response:   We have added additional risk disclosure to the existing revenue bond risk disclosure.

c.	Comment: Provide an example of the effect of an increase in rates on a portfolio of a certain duration.

Response:   We have provided the following example: For every 1% change in interest rate, the Fund’s net asset value is expected to change inversely by approximately 1% for each year of duration. For example, a 1% increase in interest rate would be expected to cause a fixed-income portfolio with an average dollar weighted duration of five years to decrease in value by approximately 5% (1% interest rate increase multiplied by the five-year duration).

d.	Comment: Explain the following sentence that appears in the Credit Risk disclosure: The value of the Fund may also be adversely affected by future changes in federal or state income tax laws.

Response:   We have removed this sentence from the disclosure as it is not related to credit risk.

e.	Comment: When a substantial amount of the assets of a tax-exempt bond fund are invested in securities which are related in such a way that an economic, business, or political development or change affecting one such security would likewise affect the other securities, appropriate disclosure in the fund’s prospectus in response to Item 4 is necessary. For example, each investment company investing in tax-exempt bonds should, if more than 25 percent of its net assets are or may be invested in securities whose issuers are located in the same state, indicate which states. In addition, if a company invests or may invest more than 25 percent of its net assets in securities the interest upon which is paid from revenues of similar type projects, it should disclose this fact, identify the type or types of projects and briefly discuss any economic, business, or political developments or changes which would most likely affect all projects of that type or types. Also, if a company invests or may invest more than 25 percent of its net assets in industrial development bonds, it should disclose this fact.
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Clearwater Investment Trust

30 East 7th Street, Suite 2000

St. Paul, Minnesota 55101-4930

Response:   We decline to make a change. The Tax-Exempt Bond Fund is subject to a fundamental investment restriction that prevents it from investing more than 25% of its net assets in securities of issuers in a particular industry or group of industries except that this limitation does not apply to obligations of the U.S. Government or any of its agencies or instrumentalities (i.e., U.S. Government securities).

5.	Summary Prospectus—International Fund
a.	Comment: What does the term ‘‘currently” mean? Does the fund have any expectation of using derivatives for investment purposes within a year from the effective date of the registration statement?

Response:   We have revised the disclosure to remove the term “currently.”

b.	Comment: Please explain, specifically and where appropriate, how the fund will “cover” each of its derivative transactions.

Response:   We have added additional disclosure elsewhere in the Prospectus and Statement of Additional Information that addresses the Funds’ practice for “covering” derivative transactions that create an indebtedness for the relevant Fund.

c.	Comment: What methodology does Parametric use to choose stocks in the index in which to invest if it does not intend to invest its portion of the Fund in all of the companies in the index at any given time?

Response:   We have included the following disclosure to explain Parametric’s methodology for selecting securities: “Parametric selects securities for inclusion in the portfolio based upon their contribution to the portfolio’s market capitalization, industry weightings and other fundamental characteristics. Securities are selected and purchased from the constituents of the benchmark index to create a portfolio that will closely replicate the performance of the benchmark index. Perfect replication of the benchmark index is not desirable for taxable investors, as it can create unnecessary turnover, realization of gains, and reduce after-tax return.”

d.	Comment: Define large capitalization with regard to companies in which WCM invests.

Response:   We have defined “large capitalization” with regard to companies in which WCM invests as companies with a market capitalization greater than $3.5 billion.

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Clearwater Investment Trust

30 East 7th Street, Suite 2000

St. Paul, Minnesota 55101-4930

e.	Comment: With regard to the Foreign Securities Market Risk disclosure, how does the Fund rely on local investment professionals?

Response:   The reference to local investment professionals includes professionals working for foreign brokers and sub-custodians.

f.	Comment: With regard to Foreign Securities Market Risk disclosure, what about unreliable valuations?

Response:   We decline to make a change. Given the type of foreign securities in which the International Fund invests, we do not believe the securities are subject to unreliable valuations. When closing market prices or market quotations are not available or are considered by the investment manager to be unreliable for a security, the International Fund values the security at its fair value. The International Fund has adopted fair valuation procedures as disclosed in the Prospectus to address fair value situations.

g.	Comment: There has been no disclosure in the strategy sections about any of the sub-advisers investing in ETFs or other mutual funds. Please provide it.

Response:   The International Fund discloses in its principal investment strategies that “Equity securities in which the Fund invests include common and preferred stock, sponsored and unsponsored American Depositary Receipts, European Depositary Receipts, and Global Depositary Receipts and exchange-traded funds.”

6.	Statutory Prospectus—All Funds
a.	Comment: Please include such sell information, as well as buy information, for each subadviser in every fund in the statutory prospectus. See Item 9(b)(2).

Response:   We have added buy and sell information for each subadviser, as needed.

b.	Comment: There are several instances where investment strategies for Funds are discussed in the Statutory Prospectus that are not mentioned in the Summary Prospectus.

Response:   In the summary section of the prospectus, each Fund discloses its primary investment strategies. In the statutory section of the prospectus, each Fund discloses additional investment strategies the Fund uses to achieve its investment objective.

7.	Statutory Prospectus—Core Equity Fund
a.	Comment: The Statement of Additional Information indicates that the Fund will not concentrate investments within the meaning of Section 8(b)(1) of the ICA.

Response:   Knightsbridge shares management of 40% of the Core Equity Fund with two other subadvisers. Although Knightsbridge may invest in a concentrated portfolio of equity securities, the Core Equity Fund would not be concentrated under the meaning of Section 8(b)(1) of the Investment Company Act of 1940 (“1940 Act”) on an overall basis. To clarify, we have changed the word “concentrated” to “limited.”

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Clearwater Investment Trust

30 East 7th Street, Suite 2000

St. Paul, Minnesota 55101-4930

b	Comment: These tax risks make an MLP investment unsuitable for institutional investors.

Response:   We decline to make a change. There are no characteristics of MLPs that involve materially different tax risks for different types of investors.

8.	Statutory Prospectus—Small Companies Fund
a.	Comment: There should be a mention of Keeley’s plan to hold securities for more than two years to allow any applicable corporate restructuring process to yield results in the Summary Prospectus.

Response: We have added the following discussion of this strategy to the Summary Prospectus: “It is intended that the Fund holds a portion of its portfolio for more than two years to allow for the change that prompted the relevant security’s purchase to yield results.”

b.	Comment: Clauses beginning with ‘‘although” in the risk paragraphs are often used to undercut the risk disclosure. Please delete all clauses and statements that undercut the risk disclosure throughout the prospectus.

Response:    We have modified clauses and statements that might undercut risk disclosure.

9.	Statutory Prospectus—Tax-Exempt Bond Fund
a.	Comment: Are bonds related to federal housing subsidy programs the only kind of revenue bonds in which the fund will invest? See the comment in the summary section regarding the additional risk disclosure required for revenue bonds.

Response: We have added additional risk disclosure to the existing revenue bond risk disclosure; however, we decline to enumerate further specific revenue bond risks in the Prospectus because they are not principal investment strategies of the Fund.

10.	Statutory Prospectus—International Fund
a.	Comment: Explain what “similar in size” means with regard to companies in which Denver invests.

Response:   We have modified the disclosure to read: “or similar in market capitalization to those included in” to clarify that “similar in size” means those companies having a small market capitalization.

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Clearwater Investment Trust

30 East 7th Street, Suite 2000

St. Paul, Minnesota 55101-4930

11.	Statutory Prospectus-- Other Investments and Investment Strategies
a.	Comment: The following statement contradicts the disclosure in the Summary Prospectus: “Each Fund may utilize several different types of derivatives for various purposes including in order to increase total returns, to hedge risk, to maintain liquidity, to meet shareholder redemptions, or to minimize trading costs.” Please conform the disclosure. If the funds may implement its investment strategies through the use of derivatives, please identify specifically every kind of derivative in which the funds may invest.

Response: We have modified the disclosure to read as follows consistent with the way each Fund uses derivatives: “Each Fund may utilize several different types of derivatives for various risk management purposes expanded on further below.” We decline to make conforming changes to the Summary Prospectus for each Fund. In the summary section of the Prospectus, each Fund discloses its primary investment strategies. In the statutory section of the prospectus, the Funds disclose additional investment strategies the Funds use to achieve their respective investment objectives.

b.	Comment: Implement in the Prospectus the staff observations concerning derivatives disclosure set forth in the letter from Barry D. Miller, Associate Director, Office of Legal and Disclosure, to Karrie McMillan, General Counsel, Investment Company Institute dated July 30, 2010. The derivative transaction listed in this section may create senior securities. To avoid creating senior securities, all such transactions must be adequately covered in terms of the asset segregation policies described in Investment Company Act Release 10666 and subsequent no-action letters. Please describe specifically how the funds will avoid creating senior securities with respect to each kind of the derivative in which they may invest.

Response:   We have added the following to clarify how each Fund avoids the issue of senior securities when investing in derivatives: “Each Fund segregates liquid assets for the full notional value of any derivative that creates an indebtedness for the Fund” and clarified the purpose for which each Fund uses derivatives.

c.	Comment: Include the portfolio turnover rate for the most recent fiscal year for each fund.

Response:   We decline to make a change. Each Fund discloses its portfolio turnover rate for the most recent fiscal year in the Summary Prospectus.

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Clearwater Investment Trust

30 East 7th Street, Suite 2000

St. Paul, Minnesota 55101-4930

12.	Management Services and Fees
a.	Comment: Are voluntary waiver amounts subject to recoupment? Disclose here.

Response:   Amounts that Clearwater Management Company, Inc. (“CMC”), the Funds’ adviser, voluntarily waives are not subject to recoupment.

13.	The Portfolio Managers
a.	Comment: Provide biographies of Reber and Seto.

Response:   We decline to make a change. Form N-1A, Item 5(b) requires that the name of portfolio managers, their title and length of service be disclosed. Form N-1A, Item 10(a)(2) requires a statement of the business experience for the past five years for each portfolio manager identified in response to Item 5(b). This information has been provided for Mr. Reber and Mr. Seto.

14.	Policies and Procedures with Respect to Frequent Purchases and Redemptions
a.	Comment: We believe that the funds’ shareholders should be informed about the “shareholder information agreements” that the funds are required to enter into with their financial intermediaries. These agreements may result in identifying information about shareholders being disclosed to the funds See Rule 22c-2(a)(2) under ICA.

Response:   Although a vast majority of Fund shares are held at a single financial intermediary, the financial intermediary only serves a “back office” function for the Funds rather than as a traditional financial intermediary operating an omnibus account. Under a separate service agreement with CMC, Fiduciary Counselling, Inc., subadviser to each Fund, monitors share transactions in the Funds. Under this arrangement, the fact that shares are held at a financial intermediary does not prevent the Funds from administering their market timing policies and procedures.

15.	Statement of Additional Information
a.	Comment: We believe that to the extent the Tax-Exempt Bond Fund is investing in any of the municipal securities described, the risk disclosure in the prospectus should be enhanced.

Response:   We decline to make a change. In response to Form N-1A, Item 16(b), the Tax-Exempt Bond Fund has included a discussion of municipal securities in the Statement of Additional Information and not in the prospectus as these are not principal strategies.

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Clearwater Investment Trust

30 East 7th Street, Suite 2000

St. Paul, Minnesota 55101-4930

b.	Comment: On February 9, 2012, the CFTC adopted amendments to Rule 4.5 that curtail the ability of registered investment companies that invest in commodity-based derivatives to claim an exclusion from registration as a commodity pool operator (“CPO”). Based on these amendments, it appears that, given the intention to invest, or the current investments, of some of the Funds in various derivative instruments characterized, in whole or in part, as “swaps” under the “Dodd Frank” Act, the Fund’s adviser will be required to register as a CPO under amended Rule 4.5. Given these Funds investment strategies, it should be possible to determine currently whether they are eligible for exclusion under the amended rule. The Funds may invest in commodity interests (i) with aggregate net notional value of up to 100% of the Fund’s net assets, or (ii) for which the initial margin and premiums do not exceed 5% of its net assets, in each case not counting bona fide hedging transactions and still be excluded under the amended rule. (See Section 4.5(c)(2)(iii)(A), (B), and (C).) Likewise, it should be apparent whether they are able to satisfy the conditions of any of the CFTC’s no-action letters issued under the amended rule. (See, e.g., CFTC No-Action Letter No. 12-03 (July 10, 2012) and CFTC No-Action Letter No. 12-13 (October 11, 2012).) Please update the disclosure to indicate whether the Funds will, or will not, be subject to dual registration costs and additional compliance burdens as a result of their current, or intended, commodities investments.

Response:   The Funds have analyzed their portfolios’ commodity interest trading for continued eligibility to rely on the commodity pool operator exclusion under CFTC Rule 4.5 as amended and determined that each Fund continues to be able to do so. The Funds reaffirmed their CFTC Rule 4.5 notice filings with the National Futures Association on February 22, 2013. Given the Funds’ continued ability to rely on the exclusion, we do not believe further disclosure is necessary.

c.	Comment: Please explain the meaning of the following statement: “Core Equity Fund’s use of derivatives will be limited by its intention to generally avoid realizing taxable gains.”

Response:   We have replaced this sentence with the following sentence from the Core Equity Fund’s prospectus that clarifies the extent of its use of derivatives: “The Core Equity Fund’s use of derivatives may be limited as a significant portion of the Fund is managed with a strategy of minimizing tax liability and maintaining a low turnover rate.”

d.	Comment: Please confirm, as indicated elsewhere, that the Core Equity Fund will only buy puts and write only covered calls.

Response:   The Core Equity Fund discloses that it may purchase and sell puts or calls.

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Clearwater Investment Trust

30 East 7th Street, Suite 2000

St. Paul, Minnesota 55101-4930

e.	Comment: Options, futures contracts, swaps, and forward foreign currency exchange contracts may be senior securities. An open-end fund is not permitted to create senior securities, except as permitted by Sections 18(f)(1) and (g) of the 1940 Act. To avoid creating senior securities, all leveraging must be adequately covered in terms of the asset segregation policies described in Investment Company Act Release 10666 and subsequent no-action letters. Please describe specifically how the funds will avoid creating senior securities with respect to each kind of the derivative in which they will invest. Please describe specifically the funds’ asset segregation policies with respect to its “physically settled” and “cash settled” derivatives. With respect to forward contracts and futures contracts that are not contractually permitted or required to “cash-settle,” a fund should cover its open positions by setting aside liquid assets equal to the contracts’ full notional value (less any margin posted). With respect to written options, a fund should segregate the notional amount, even if they are cash settled options. Please explain to us whether the funds may invest in total return swaps. Please note that the Commission recently issued a concept release exploring issues relating to the use of derivatives by funds, including whether current market practices involving derivatives are consistent with the leverage provisions of the Investment Company Act of 1940. See Investment Company Act Release No 29776 (Aug. 31, 2011). Accordingly, please be aware that the Commission or its staff could issue future guidance related to derivatives and leverage, including guidance related to coverage requirements, which could impact the manner in which the Fund operates.

Response:   Regardless of the manner in which derivative contracts the Funds may invest in settle, each Fund segregates liquid assets for the full notional value of any derivative that creates an indebtedness for the Fund. We have added this disclosure. A Fund may invest in a total return swap, but such investment would not be a principal investment strategy.

f.	Comment: Please confirm that the Tax-Exempt Bond Fund will only write covered calls or otherwise confirm to us that the Fund will cover the notional amount of the call.

Response:   The Tax-Exempt Bond Fund discloses on which specific underlying instrument it may purchase and sell puts or calls. As previously disclosed each Fund segregates liquid assets for the full notional value of any derivative that creates an indebtedness for the Fund.

g.	Comment: Does the following statement mean that the funds will write puts? “These transactions involve brokerage costs, require margin deposits and, in the case of contracts and options obligating the Fund to purchase securities, require the Fund to segregate and maintain cash or liquid assets with a value equal to the amount of the Fund’s obligations.” Please explain to us the meaning of the term: “Fund’s obligations” in respect of each of the derivatives in this paragraph.

Response:   The Tax-Exempt Bond Fund discloses on which specific underlying instrument it may purchase and sell puts or calls.

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Clearwater Investment Trust

30 East 7th Street, Suite 2000

St. Paul, Minnesota 55101-4930

h.	Comment: Please confirm, as indicated elsewhere, that the Tax-Exempt Bond Fund will only buy puts and write only covered calls.

Response:   The Tax-Exempt Bond Fund discloses on which specific underlying instrument it may purchase and sell puts or calls.

i.	Comment: We note that the uncertainty discussed in the following statement may have been resolved by the publication of regulations defining commodity-based and security-based derivatives. IRS in Rev. Rul. 2006-1 said there was a Sub M problem because Section 2(a)(36) does not define ‘‘security.” “In addition, certain tax aspects of swap agreements are not entirely clear and their use, therefore, may be limited by the requirements relating to the qualification of the Fund as a regulated investment company under the Tax Code.”

Response:   We have modified the disclosure to read as follows: “In addition, certain tax aspects of swap agreements limit their use by the Fund as a regulated investment company under the Tax Code.”

j.	Comment: Please explain to us what SEC positions are referred to in the following statement and how the funds will comply with them. “The International Fund will comply with applicable SEC positions requiring it to segregate assets to cover its commitments with respect to such contracts.”

Response:   We have deleted this disclosure as we have previously disclosed that each Fund will “cover” the notional value of any derivative that creates indebtedness.

k.	Comment: This description of how the International Fund will use derivatives in the following sentence is inconsistent with the disclosure in the prospectus: “Through the purchase or sale of such contracts, the International Fund may be able to achieve many of the same objectives as through investing in forward foreign currency exchange contracts.” Please explain this inconsistency to us. Please also explain how the fund will cover the transactions referred to in the highlighted sentence. Please confirm to us that the International Fund will only use foreign currency options for hedging purposes.

Response:   We have removed the sentence from the Statement of Additional Information disclosure as it was unnecessary for describing the International Fund’s investment strategy. We confirm that the International Fund will only use foreign currency options for risk management purposes. We have revised the disclosure elsewhere accordingly to clarify. Elsewhere we have described how the Fund “covers” the indebtedness that investing in a derivative may create.

l.	Comment: Please explain to us how the International Fund will cover its risk of loss created by any investments in participation certificates. Please explain to us whether the fund is relying on any authorities, such as no-action letters, with respect to Section 12(d)(3).

Response:   We have revised the disclosure to remove the references to participation certificates as the International Fund does not intend to invest in these instruments.

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Clearwater Investment Trust

30 East 7th Street, Suite 2000

St. Paul, Minnesota 55101-4930

m.	Comment: Please disclose the following additional conditions that must be met whenever a Fund’s portfolio securities are loaned: (1) the Fund must require the borrower to increase the collateral so that it remains equal to at least 100% of the value of the portfolio securities loaned whenever the market value of the securities loaned rises above the current level of such collateral; (2) the Fund must be able to terminate the loan at any time; (3) the Fund must receive reasonable interest on the loan, as well as any dividends, interest or other distributions payable on the loaned securities, and any increase in market value; (4) the Fund may pay only reasonable custodian fees in connection with the loan; and (5) while any voting rights on the loaned securities may pass to the borrower, the Fund’s Board of Trustees must be able to terminate the loan and regain the right to vote the securities if a material event adversely affecting the investment occurs. See ‘State Street Bank and Trust Co.,’ No-Action Letter (pub. avail. Sept. 29, 1972) and “State Street Bank and Trust Co.,’ No-Action Letter (pub. avail. Jan. 29, 1972). Please also disclose, where appropriate, that the Fund’s lending of its securities and making of any other loans are subject to the continuing 300% asset coverage requirement of Section 18(f)(1). (It may be clarified that the collateral that the Fund receives may be included in calculating the Fund’s total assets in determining whether the Fund has loaned more than one-third of its assets.) See State Street Bank and Trust Co. (September 29, 1972), State Street Bank and Trust Co. (January 29, 1972), and The Brinson Funds, (Nov. 25, 1997). Please explain to us the duties and responsibilities of the Board of Trustees in the lending of the Fund’s securities. For example, will the Fund lend its securities to be sold short, thus potentially reducing the value of its investments? Please also confirm to us that the Fund will receive all of the income on the collateral invested by the Fund.

Response:   We decline to make a change. The disclosure is responsive to the current requirements for securities lending. The Funds have the ability to engage in securities lending, but do not currently do so. Were the Funds to begin a securities lending program, the Statement of Additional Information disclosure would be appropriately updated to reflect SEC and SEC Staff requirements in effect at that time, as necessary.

n.	Comment: To what extent is any Fund invested in, or does any fund intend to invest in, original issue discount instruments?

Response:   As a non-principal investment strategy, each Fund may invest in zero coupon bonds which are a type of instrument that involves an original issue discounts.

o.	Comment: Add to the derivatives-related disclosure that a Fund may lose more than its original investment and that the risk of loss in the case of certain derivatives is theoretically unlimited.

Response:   We have added the following statement to the disclosure regarding “Derivative Investment Risk”: “The risk of unlimited losses is possible for a Fund with regard to some derivatives investing.”

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Clearwater Investment Trust

30 East 7th Street, Suite 2000

St. Paul, Minnesota 55101-4930

p.	Comment: A repurchase agreement is in substance a loan made by the Fund. Please clarify that a repurchase agreement is subject to the continuing 300% asset coverage requirement of Section 18(f)(1). We note that, in determining whether a fund is able to invest in repurchase agreements, Rule 5b-3 under the 1940 Act allows a fund to treat the acquisition of a repurchase agreement as an acquisition of securities collateralizing the repurchase agreement. You may wish to clarify that the collateral that the Fund receives may be included in calculating the Fund’s total assets in determining whether the Fund has loaned more than one-third of its assets. See The Brinson Funds.’ (Nov. 25, 1997).

Response:   We decline to make a change. The disclosure of the Funds’ fundamental investment restrictions with regard to the making of loans is responsive to the Form N-1A, Item 16(c)(v) requirement. Neither Item 16(c) of Form N-1A nor the accompanying Instruction to the Item require a statement or an explanation of the relevant statutes or staff positions with respect to the items for which the Fund’s policies must be described. Form N-1A, General Instruction C.1(c) provides that responses to Items should avoid “restating legal or regulatory requirements to which Funds generally are subject.” With regard to making loans, the Funds comply with the applicable SEC requirements and SEC Staff positions in effect at the time.

q.	Comment: Please disclose that the Fund’s lending of its securities is subject to the continuing 300% asset coverage requirement of Section 18(f)(1). You may wish to also clarify that the collateral that the Fund receives may be included in calculating the Fund’s total assets in determining whether the Fund has loaned more than one-third of its assets. See Salomon Brothers, No-Action Letter (pub. avail. May 4, 1975) and “The Brinson Funds” No-Action Letter (Nov. 25, 1997).

Response:   We decline to make a change. The disclosure of the Funds’ fundamental investment restrictions with regard to the making of loans is responsive to the Form N-1A, Item 16(c)(v) requirement. Neither Item 16(c) of Form N-1A nor the accompanying Instruction to the Item require a statement or an explanation of the relevant statutes or staff positions with respect to the items for which the Fund’s policies must be described. With regard to making loans, the Funds comply with the applicable SEC requirements and SEC Staff positions in effect at the time.

r.	Comment: Explain to us the legal basis for the following statement: “The Tax-Exempt Bond Fund will not invest more than 25% of its assets in revenue bonds payable only from revenues derived from facilities or projects within a single industry; however, because other appropriate available investments may be in limited supply, the industry limitation does not apply to housing authority obligations or securities issued by governments or political subdivisions of governments.”

Response:   We decline to make a change. Guide 19 to Form N-1A and Investment Company Act Release No. 9785 (May 31, 1977) provide that a tax-exempt bond fund is not required to make a statement of policy required by Section 8(b)(1) of the 1940 Act as to concentration with regard to tax-exempt securities issued by governments or political subdivisions of governments since such issuers are not members of any industry. However, such a fund must still disclose its policy with regard to concentration in its Statement of Additional Information which the Tax-Exempt Bond Fund has done.

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Clearwater Investment Trust

30 East 7th Street, Suite 2000

St. Paul, Minnesota 55101-4930

s.	Comment: The Tax-Exempt Bond Fund’s 80% policy must be a fundamental policy.

Response:   The Tax-Exempt Bond Fund’s 80% policy is a fundamental policy, as previously approved by the Board of Trustees. We have made the appropriate disclosure changes in the Prospectus and Statement of Additional Information to reflect this.

t.	Comment: Do any of the portfolio managers’ other accounts pay a performance fee?

Response:   Where applicable, we have disclosed the portfolio managers’ other accounts that pay a performance fee.

u.	Comment: Please update the tax-related disclosure.

Response:   We have updated the tax-related disclosure.

*       *       *

Representations

The undersigned hereby acknowledges on behalf of the Trust that:

•	the Trust is responsible for the adequacy and the accuracy of the disclosure contained in PEA 37 and Post-Effective Amendment No. 38 filed by the Trust on April 30, 2013;
•	Comments of the SEC Staff, if any, or changes to disclosure in response to SEC Staff comments, if any, in the filings reviewed by the SEC Staff do not foreclose the SEC from taking any action with respect to the filing made; and
•	the Trust may not assert SEC Staff comments, or lack thereof, as a defense in any proceeding initiated by the SEC under the federal securities laws of the United States.

As indicated in the SEC’s June 24, 2004 release regarding the public release of comment letters and responses, you are requesting such acknowledgements from all companies whose filings are being reviewed and this request and these acknowledgements should not be construed as suggesting that there is an inquiry or investigation or other such matter involving the Trust.

Thank you for your attention to the foregoing.

Sincerely,

/s/ Jennifer Lammers

Jennifer Lammers

Chief Financial Officer

Fiduciary Counselling, Inc.

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